Exhibit 99.15

SYMBOL TSXV: FUU OTC SYMBOL: FUUFF www.f3uranium.com October 9, 2024

F3 Announces Bought Deal Private Placement for Gross Proceeds of C$5 Million

News Release – Kelowna, British Columbia – October 9, 2024: F3 Uranium Corp. (TSXV: FUU) (OTC: FUUFF) (“F3 Uranium” or the “Company”) is pleased to announce that it has entered into an agreement with Red Cloud Securities Inc., as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase for resale 12,500,000 flow-through units of the Company to be sold to charitable purchasers (each, a “Charity FT Unit”) at a price of C$0.40 per Charity FT Unit (the “Offering Price”) on a “bought deal” basis in a private placement for gross proceeds of C$5,000,000 (the “Underwritten Offering”).

Each Charity FT Unit will consist of one common share of the Company (each, a “Common Share”) to be issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “FT Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one Common Share (each, a “Warrant Share”) at a price of C$0.40 at any time on or before that date which is 24 months after the Closing Date (as herein defined).

The Company will grant to the Underwriters an option, exercisable up to 48 hours prior to the Closing Date, to purchase for resale up to an additional 2,500,000 Charity FT Units at the Offering Price for additional gross proceeds of up to C$1,000,000 (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Company shall have the right to include a list of subscribers to purchase up to 1,250,000 Charity FT Units at the Offering Price for gross proceeds of up to C$500,000 under the Offering (the “President’s List”). The President’s List shall be allocated under the Over-Allotment Option and, for greater certainty, all purchasers under the Over-Allotment Option shall receive Non-LIFE CFT Units (as defined herein) on the terms of the Offering and subject to the resale restrictions noted herein.

The Charity FT Units sold pursuant to the Underwritten Offering (the “LIFE CFT Units”), representing gross proceeds of C$5,000,000, will be offered by way of the “listed issuer financing” exemption under Part 5A (the “LIFE Exemption”) under National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) in all the provinces of Canada with the exception of Quebec (the “Selling Jurisdictions”). The FT Shares and Warrant Shares issuable pursuant to the sale of the LIFE CFT Units are expected to be immediately freely tradeable under applicable Canadian securities legislation if sold to purchasers resident in Canada. The Charity FT Units sold under the President’s List and Over-Allotment Option (the “Non-LIFE CFT Units”) will be offered by way of the “accredited investor” and “minimum amount investment” exemptions under NI 45-106 in the Selling Jurisdictions. The FT Shares and Warrant Shares issuable pursuant to the sale of Non-LIFE CFT Units will be subject to a hold period in Canada ending on the date that is four months plus one day following the closing of the Offering as defined in Subsection 2.5(2) of Multilateral Instrument 45-102 – Resale of Securities.

1 of 3

The Offering is expected to close on October 30, 2024 (the “Closing Date”). The proceeds of the Offering will be used by the Company to fund the exploration of the Company’s projects in the Athabasca Basin.

There is an offering document related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and at the Company’s website at www.f3uranium.com. Prospective investors should read this offering document before making an investment decision.

About F3 Uranium Corp.

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring for additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties. The Broach property incorporates the former PW property which was obtained from CanAlaska as a result of a property swap.

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

Cautionary Statement: F3 Uranium Corp.

This press release contains “forward-looking information” within the meaning of applicable Canadian and United States securities laws, which is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. The forward-looking information included in this press release are made only as of the date of this press release. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the Company’s expectations with respect to the Offering; the use of proceeds of the Offering; completion of the Offering and the date of such completion. Forward-looking statements or forward-looking information relate to future events and future performance and include statements regarding the expectations and beliefs of management based on information currently available to the Company. Such forward-looking statements and forward-looking information often, but not always, can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

2 of 3

Forward-looking statements or forward-looking information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or forward-looking information, including, without limitation, risks and uncertainties relating to: general business and economic conditions; regulatory approval for the Offering; completion of the Offering; changes in commodity prices; the supply and demand for, deliveries of, and the level and volatility of the price of uranium and other metals; changes in project parameters as exploration plans continue to be refined; costs of exploration including labour and equipment costs; risks and uncertainties related to the ability to obtain or maintain necessary licenses, permits or surface rights; changes in credit market conditions and conditions in financial markets generally; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors; the impact of value of the Canadian dollar and U.S. dollar, foreign exchange rates on costs and financial results; market competition; exploration results not being consistent with the Company’s expectations; changes in taxation rates or policies; technical difficulties in connection with mining activities; changes in environmental regulation; environmental compliance issues; other risks of the mining industry; and risks related to the effects of COVID-19. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filings that are available at www.sedarplus.ca. The forward-looking statements included in this press release are made as of the date of this press release and F3 Uranium Corp. disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

3 of 3